UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): November 12, 2010

RADIO ONE, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-25969	52-1166660
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**5900 Princess Garden Parkway,
7th Floor
Lanham, Maryland 20706
(Address of principal executive offices) (Zip Code)**

Registrant's telephone number, including area code (301) 306-1111

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On November 15, 2010, Radio One, Inc. (the "Company") announced that it has amended certain of the terms of its pending exchange offer (the "Amended Exchange Offer") relating to its 8 7/8% Senior Subordinated Notes due 2011 (the "2011 Notes") and its 6 3/8% Senior Subordinated Notes due 2013 (the "2013 Notes" and together with the 2011 Notes, the "Existing Notes") to reduce the minimum tender condition relating to its 2011 Notes to provide that a minimum of 90% in aggregate principal amount outstanding of the 2011 Notes be validly tendered and not withdrawn. The other minimum tender condition that at least 95% of the combined aggregate principal amount outstanding of the 2011 Notes and the 2013 Notes be validly tendered and not withdrawn remains unchanged. The Company has obtained the required consent ("Consent") under the Support Agreement dated November 5, 2010 between it and certain holders of its Existing Notes to reduce the minimum tender condition relating to the tender of the 2011 Notes.

Except as noted above, the terms of the Amended Exchange Offer remain the same as set forth in the Amended and Restated Exchange Offer and Consent Solicitation Statement and Offering Memorandum, dated as of November 5, 2010 (the "Amended Offering Memorandum"), previously distributed to eligible holders.

This summary of the Consent is qualified in its entirety by reference to the text of the Consent, which is attached hereto as Exhibit 2.1 and is incorporated by reference.

The press release containing such announcements is attached as Exhibit 99.1 hereto and is incorporated by reference.

Item 7.01 Regulation FD Disclosure

The information furnished pursuant to this Item 7.01, including Exhibit 99.1, shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of the Company or into the Amended Offering Memorandum (as defined above) under the Securities Act of 1933, as amended (the "Securities Act").

On November 15, 2010, the Company also announced that financial institutions holding the majority of outstanding loans and commitments under its senior secured credit facility (the "Credit Facility") have approved the proposed amendment to the Credit Facility (the "Credit Facility Amendment"). The effectiveness of the Credit Facility Amendment is conditioned on the completion of the Amended Exchange Offer. The Company does not believe reducing the minimum tender condition as set forth herein will adversely affect its ability to satisfy the conditions for the effectiveness of the Credit Facility Amendment.

The press release containing such announcements is attached as Exhibit 99.1 hereto and is incorporated by reference.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description
2.1	Agreement, dated November 12, 2010, by and among the Company and certain holders of its outstanding debt securities.
99.1	Press Release dated November 15, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

Date: November 18, 2010

By: /s/ Peter D. Thompson
Peter D. Thompson
Chief Financial Officer

RADIO ONE, INC.
5900 Princess Garden Parkway
Lanham, MD 20706

November 12, 2010

To: Those holders of Radio One, Inc.'s (the "***Company***"): (i) $8^7/_8$% Senior Subordinated Notes due 2011 and/or (ii) $6^3/_8$% Senior Subordinated Notes due 2013, that are parties to the Support Agreement (as defined below)

Re: Request for Approval to Amend an Offer Condition

Reference is made to that Support Agreement, dated November 5, 2010, by and among the Company and those holders of the Company's $8^7/_8$% Senior Subordinated Notes due 2011 (the "***2011 Notes***") and/or $6^3/_8$% Senior Subordinated Notes due 2013 (the "***2013 Notes***" and together with the 2011 Notes, the "***Existing Notes***"), that are indentified on the signature pages thereto (the "***Support Agreement***"), pursuant to which, among other things, subject to the terms and conditions set forth therein, each Existing Noteholder (as defined therein) agreed with the Company to participate in the Amended Offers as described in the Amended Offering Memorandum. Capitalized terms used, but not defined, in this letter agreement (the "***Consent Letter***") have the meaning given to such terms in the Support Agreement.

Section 2.01(c) of the Support Agreement provides that the conditions to the effectiveness of the Amended Exchange Offer shall be as set forth in the Amended Offering Memorandum (in the form attached thereto) under the heading "The Amended Exchange Offer and Consent Solicitation—Conditions to the Amended Exchange Offer and Consent Solicitation." In addition, Section 2.01(d)(i) provides that the Company may not without the consent of the Requisite Noteholders, amend, modify or waive (A) any of the Offer Conditions, (B) the Proposed Amendments, (C) the Minimum Tender Condition or reduce the amount of Existing Notes subject to the Amended Offers or (D) any of the defined terms contained in the Amended Offering Memorandum which are also used in the Support Agreement to the extent such amendment, modification or waiver would alter the meaning of such defined term as used therein. The term "***Requisite Noteholders***" is defined in the Support Agreement to mean, on any date of determination, Existing Noteholders holding in the aggregate a majority of the aggregate principal amount of Existing Notes held by all Existing Noteholders on such date.

The Amended Offering Memorandum provides that the Amended Exchange Offer is conditioned on, among other things: (i) a minimum of 95% of the combined aggregate principal amount outstanding of the 2011 Notes and the 2013 Notes being validly tendered and (ii) a minimum of 95% in aggregate principal amount of the 2011 Notes being validly tendered. The Company desires to amend the terms of the Amended Exchange Offer to reduce the minumim principal amount of the 2011 Notes required to be tendered in the Amended Exchange Offer to 90% in the aggregate principal amount. As a result, the Amended Exchange Offer would thereafter be conditioned on, among other things: (i) a minimum of 95% of the combined aggregate principal amount outstanding of the 2011 Notes and the 2013 Notes being validly tendered and (ii) a minimum of 90% in aggregate principal amount of the 2011 Notes being validly tendered. Except with respect to the foregoing, the terms and conditions of the Amended Exchange Offer will remain the same as set forth in the Amended Offering Memorandum.

Please indicate your consent to the foregoing change to the Offer Conditions and the Minimum Tender Condition as set forth in the Amended Offering Memorandum by signing in the appropriate space below.

Governing Law, Etc.

Each of the parties hereto confirm and acknowledge that the Support Agreement as amended and supplemented by this Consent Letter remains in full force and effect. This Consent Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by the Company and the Requisite Noteholders. This Consent Letter may be executed in any number of counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Consent Letter by facsimile transmission or electronic transmission (e.g., "pdf" or "tif") shall be effective as delivery of a manually executed counterpart of this Consent Letter. This Consent Letter together with the Support Agreement (including the exhibits and annexes thereto and the related letter agreement of the same date) are the only agreements that have been entered into among the parties hereto with respect to the Amended Offers and set forth the entire understanding of the parties hereto with respect thereto. This Consent Letter is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons. This Consent Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

Please indicate your acceptance of the terms hereof by signing in the appropriate space below.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned parties have executed this Consent Letter as of the date first written above.

RADIO ONE, INC.

Name: Peter Thompson
Title: Vice President and Chief Financial Officer

Oaktree Capital Management, L.P., on behalf of the funds and/or accounts that it manages and/or advises

By:_____

Name:_____
Its:_____

By:_____

Name:_____
Its:_____

Address:

Oaktree Capital Management, L.P.
333 S. Grand Avenue, 28th Floor
Los Angeles, CA 90071
Phone: (213) 830-6217
Fax: (213) 830-6291

[Consent Letter]

A - 3

Capital Research and Management Company, for and on behalf of certain funds it manages

By:

Name:_____
Its:_____

Address:

Capital Research and Management Company
11100 Santa Monica Blvd., 18th floor
Los Angeles, CA 90025
Phone: (310) 996-6183 or (213) 486-9652
Fax: (310) 996-6592 or (213) 615-0430

[Consent Letter]

A - 4

New York Life Investment Management LLC,
as investment manager for certain managed funds and accounts

By:

Name:_____
Its:_____

Address:

New York Life Investment Management LLC
Office of General Counsel – 10th Floor
51 Madison Avenue
New York, NY 10010
Phone: (212) 576-8079
Fax: (212) 576-8340

[Consent Letter]

A - 5

UBS Securities LLC

By:

Name:_____
Its:_____

Address:

UBS Securities LLC
677 Washington Boulevard
Stamford, CT 06901-3707
Phone: (203) 719-1425
Fax: (203) 719-3402

[Consent Letter]

November 15, 2010   Contact: Peter D. Thompson, EVP and CFO
FOR IMMEDIATE RELEASE   (301) 429-4638
Washington, DC

RADIO ONE, INC. ANNOUNCES REDUCTION IN MINIMUM TENDER CONDITION AND LENDER CONSENT TO CREDIT AGREEMENT AMENDMENT

WASHINGTON, Nov. 15, 2010 /PRNewswire via COMTEX/ -- Radio One, Inc. (the "Company" or "Radio One") (Nasdaq: ROIAK and ROIA) today announced that it has amended certain of the terms of its pending exchange offer (the "Amended Exchange Offer") relating to its 8 7/8% Senior Subordinated Notes due 2011 (the "2011 Notes") and its 6 3/8% Senior Subordinated Notes due 2013 (the "2013 Notes" and together with the 2011 Notes, the "Existing Notes") to reduce the minimum tender condition relating to its 2011 Notes to provide that a minimum of 90% in aggregate principal amount outstanding of the 2011 Notes be validly tendered and not withdrawn. The other minimum tender condition that at least 95% of the combined aggregate principal amount outstanding of the 2011 Notes and the 2013 Notes be validly tendered and not withdrawn remains unchanged. The Company has obtained the required consent under the Support Agreement between it and certain holders of its Existing Notes to reduce the minimum tender condition relating to the tender of the 2011 Notes.

Except as set forth herein, the terms of the Amended Exchange Offer remain the same as set forth in the Amended and Restated Exchange Offer and Consent Solicitation Statement and Offering Memorandum, dated as of November 5, 2010 (the "Amended Offering Memorandum"), previously distributed to eligible holders.

The Company also announced that financial institutions holding the majority of outstanding loans and commitments under its senior secured credit facility (the "Credit Facility") have approved the proposed amendment to the Credit Facility (the "Credit Facility Amendment"). The effectiveness of the Credit Facility Amendment is conditioned on the completion of the Amended Exchange Offer. The Company does not believe reducing the minimum tender condition as set forth herein will adversely affect its ability to satisfy the conditions for the effectiveness of the Credit Facility Amendment.

The completion of the Amended Exchange Offer is subject to a number of conditions (the "Offer Conditions") in addition to the minimum tender conditions, as set forth in the Amended Offering Memorandum.

The Amended Exchange Offer is only made, and copies of the offering documents will only be made available, to holders of Existing Notes that have certified certain matters to the Company, including their status as a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3), or (7) under the Securities Act or as a "non-U.S. Person" within the meaning of the Securities Act (together, "eligible holders"). BNY Mellon Shareowner Services is acting as exchange agent and information agent and may be contacted at (800) 777-3674 or (201) 680-6579.

The Amended Exchange Offer will expire at 5:00 p.m., New York City time, on November 19, 2010, unless extended by the Company, which time is the "Expiration Time." The "Settlement Date" will be a date promptly following the Expiration Time, assuming the Offer Conditions continue to be satisfied or waived.

The new securities issued pursuant to the Amended Exchange Offer have not been registered under the Securities Act or any state securities laws. Therefore, the new securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

This press release does not constitute an offer to purchase any securities or a solicitation of an offer to sell any securities. The offer is being made only pursuant to an offering memorandum and related offering materials and only to such persons and in such jurisdictions as is permitted under applicable law.

Cautionary Information Regarding Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements represent management's current expectations and are based upon information available to the Company at the time of this press release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K/A, 10-Q/A and 10-Q and other filings with the SEC.

Radio One, Inc. (http://www.radio-one.com/) is a diversified media company that primarily targets African-American and urban consumers. The Company is one of the nation's largest radio broadcasting companies, currently owning 53 broadcast stations located in 16 urban markets in the United States. As a part of its core broadcasting business, Radio One operates syndicated programming including the Russ Parr Morning Show, the Yolanda Adams Morning Show, the Rickey Smiley Morning Show, CoCo Brother Live, CoCo Brother's "Spirit" program, Bishop T.D. Jakes' "Empowering Moments", the Reverend Al Sharpton Show, and the Warren Ballentine Show. The Company also owns a controlling interest in Reach Media, Inc. (http://www.blackamericaweb.com/), owner of the Tom Joyner Morning Show and other businesses associated with Tom Joyner. Beyond its core radio broadcasting business, Radio One owns Interactive One (http://www.interactiveone.com/), an online platform serving the African-American community through social content, news, information, and entertainment, which operates a number of branded sites, including News One, UrbanDaily, HelloBeautiful, Community Connect Inc. (http://www.communityconnect.com/), an online social networking company, which operates a number of branded websites, including BlackPlanet, MiGente, and Asian Avenue and an interest in TV One, LLC (http://www.tvoneonline.com/), a cable/satellite network programming primarily to African-Americans.

SOURCE Radio One, Inc.